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                              November 1, 2021

       David McJannet
       Chief Executive Officer
       HashiCorp, Inc.
       101 Second Street, Suite 700
       San Francisco, CA 94105

                                                        Re: HashiCorp, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted October
20, 2021
                                                            CIK No. 0001720671

       Dear Mr. McJannet:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted October 20, 2021

       Summary Consolidated Financial Data, page 17

   1. We note that you reflect the additional shares and compensation expense related to performance RSUs that
will vest as of July 31, 2021 in your pro forma earnings per share calculations. Please
address the following:

                                                              Revise to include
the expense and related shares for all RSUs that will vest at the effective date of
your IPO, or the most recent practicable date prior to the
                                                            effectiveness of
this offering, including those that will vest subsequent to July 31,
                                                            2021 and disclose
the date used to determine these amounts.
 David McJannet
HashiCorp, Inc.
November 1, 2021
Page 2
             Ensure that the adjustment to the numerator assumes such adjustment was made as of the beginning of the fiscal year presented. Refer to Article 11-02(a)(6)(i)(B) of
           Regulation S-X.

             Revise your denominator adjustment for the year ended January 31, 2021 to assume all performance RSUs that will vest upon the offering were outstanding as of the beginning of the period presented. Refer to Article 11-02(a)(9)(ii) of Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Components of Results of Operations, page 87

2. Please revise to include a discussion of any known material events that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. In this regard, include a quantified discussion of the additional amount of share-based compensation expense related to your performance RSUs that will be recorded upon effectiveness of this offering and in the future periods, which has not been reflected in your historical financial statements. Refer to Item 303(a) of Regulation S-K.
        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid McJannet
                                                            Division of
Corporation Finance
Comapany NameHashiCorp, Inc.
                                                            Office of
Technology
November 1, 2021 Page 2
cc:       Michael Coke, Esq.
FirstName LastName